February 23, 2009

VIA EDGAR

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re:	Silver Standard Resources Inc.

Registration Statement on Form F-10 (File No. 333-157223), as amended and supplemented (the “Registration Statement”)

We hereby consent to the use of our name in the above-referenced Registration Statement filed by Silver Standard Resources Inc., and to the reference to our opinions under the heading "Certain income tax considerations for Canadian holders" in the prospectus supplement included therein.  In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

Yours very truly,

/s/ Lawson Lundell LLP

LAWSON LUNDELL LLP